                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 2)



                             WYMAN-GORDON COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 983085 10 1
--------------------------------------------------------------------------------
                    (CUSIP Number of Class of Securities)


                             Diane K. Schumacher
                    Senior Vice President, General Counsel
                                 & Secretary
                           Cooper Industries, Inc.
                                P.O. Box 4446
                             Houston, Texas 77210
                                (713) 739 5400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 17, 1995
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                 SCHEDULE 13D

CUSIP NO. 983085 10 1



--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      COOPER INDUSTRIES, INC.
      31-4156620
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY



--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
           OO


--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          OHIO

--------------------------------------------------------------------------------
                               (7)   SOLE VOTING POWER

          NUMBER OF                     16,500,000*

           SHARES              -------------------------------------------------
                               (8)   SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               (9)   SOLE DISPOSITIVE POWER

          REPORTING                     16,500,000*

           PERSON              ------------------------------------------------
                               (10)  SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               16,500,000*

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                            /  /



--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         47.0%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------


*See Discussion under Item 5 of the Schedule 13D

                                 SCHEDULE 13D

CUSIP NO. 983085 10 1



--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      COOPIND INC. (FORMERLY CS HOLDINGS INC.)
      78-0450820

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY



--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

--------------------------------------------------------------------------------
                               (7)   SOLE VOTING POWER

          NUMBER OF                     16,500,000*

           SHARES              -------------------------------------------------
                               (8)   SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               (9)   SOLE DISPOSITIVE POWER

          REPORTING                     16,500,000*

           PERSON              ------------------------------------------------
                               (10)  SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               16,500,000*

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                            /  /



--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          47.0%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

          CO

--------------------------------------------------------------------------------



*SEE Discussion under Item 5 of the Schedule 13D

                                 SCHEDULE 13D

CUSIP NO. 983085 10 1



--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      CS HOLDINGS INTERNATIONAL INC.

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY



--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

--------------------------------------------------------------------------------
                               (7)   SOLE VOTING POWER

          NUMBER OF                     16,500,000*

           SHARES              -------------------------------------------------
                               (8)   SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               (9)   SOLE DISPOSITIVE POWER

          REPORTING                     16,500,000*

           PERSON              ------------------------------------------------
                               (10)  SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               16,500,000*

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                            /  /



--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.0%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

          CO

--------------------------------------------------------------------------------



*See Discussion under Item 5 of the Schedule 13D

           Cooper Industries, Inc. ("Cooper"), Coopind Inc. ("Coopind") and CS Holdings International Inc. ("CS International") hereby amend their Schedule 13D, dated June 1, 1994, as amended by Amendment No. 1 thereto, dated February 3, 1995 (as amended, the "Schedule 13D"), which relates to the common stock, par value $1.00 per share (the "Company Common Stock"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), as set forth below.

           ITEM 2. IDENTITY AND BACKGROUND.

           Item 2 of the Schedule 13D is hereby amended as follows:

           On April 5, 1995, CS Holdings Inc. changed its name to Coopind Inc. All references in this Schedule 13D to CS Holdings mean Coopind.

                 Effective June 30, 1995, Cooper split off Cooper Cameron Corporation, the new company created to hold Cooper's petroleum and industrial equipment business, pursuant to an offer to Cooper's shareholders to exchange shares of Cooper common stock for up to 85.5% of the outstanding shares of common stock of Cooper Cameron Corporation. As a result of the transaction, Cooper is no longer engaged in the petroleum and industrial equipment business.

                 Schedule A is hereby amended to reflect certain management changes at Cooper, Coopind and CS International.

           ITEM 4. PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is hereby amended by adding the following:

                On October 17, 1995, Cooper filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "Cooper S-3") for the offering (the "Offering") of three-year notes exchangeable into 15,000,000 Shares in the form of 15,000,000 DECS(sm) (Debt Exchangeable for Common Stock(sm)) ("DECS"). An additional 1,500,000 DECS will be offered if the over-allotment option granted to the underwriters by Cooper is exercised in full. Upon maturity, holders of DECS will receive, in exchange for the principal amount of the notes, Shares or, at Cooper's option, cash in lieu of such Shares. The number of Shares or the amount of cash will be based on the market price of the Company

      Common Stock shortly before the maturity of the DECS.

                 If the underwriters do not exercise the over-allotment option, Cooper may sell such Shares which they then own from time to time in open market or privately negotiated transactions, depending upon, among other things, market conditions.

                 The foregoing is a summary of the information set forth in the Cooper S-3 and is qualified in its entirety by reference to the Cooper S-3 which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

                 On October 17, 1995, Cooper issued a press release relating to the Offering, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

           ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Schedule 13D is hereby amended by adding the following:

                 In connection with Offering, Cooper and the Company contemplate entering into an Underwriting Agreement with the underwriters for the Offering (the "Underwriting Agreement"). The Underwriting Agreement will contain terms and conditions customary for an offering of DECS, including, without limitation, with respect to the purchase by the underwriters of the DECS from Cooper, the purchase price therefor, an over-allotment option for the underwriters to purchase up to an additional 1,500,000 DECS from Cooper, an agreement by Cooper and the Company not to sell any Shares or other shares of Company Common Stock, as the case may be, or any securities convertible into or exchangeable for, or warrants to acquire, shares of Company Common Stock for a period of 90 days after the date of the Cooper prospectus in respect of the DECS and indemnification by and among the parties.

                 The information set forth in the Cooper S-3 which is attached hereto as Exhibit 99.5 is incorporated herein by reference, including in particular the information with respect to the Indenture pursuant to which the DECS will be issued.

              ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.5     --    Registration Statement on Form S-3 of Cooper Industries,
                       Inc. filed with the Securities and Exchange Commission on October 17, 1995. (Incorporated by reference to Registration Statement on Form S-3 of Cooper Industries,
                       Inc. filed with the Securities and Exchange Commission on October 17, 1995.)

Exhibit 99.6     --    Press Release of Cooper Industries, Inc., dated October
                       17, 1995.

Exhibit 99.7     --    Form of Indenture as supplemented by the First
                       Supplemental Indenture, between Cooper Industries, Inc.
                       and Texas Commerce Bank National Association, as
                       Trustee, filed as Exhibits 4.1 and 4.2, respectively, to the Cooper S-3 and incorporated herein by reference.

                                   Signatures

           After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.




Date: October 17, 1995                       COOPER INDUSTRIES, INC.

                                             By:   /s/  Diane K. Schumacher
                                             Name:      Diane K. Schumacher
                                             Title:     Senior Vice President,
                                                        General Counsel and
                                                        Secretary

Date: October 17, 1995                       COOPIND INC.

                                             By:   /s/  Karen E. Herbert
                                             Name:      Karen E. Herbert
                                             Title:     Assistant Secretary


Date: October 17, 1995                       CS HOLDINGS INTERNATIONAL INC.

                                             By:   /s/  Karen E. Herbert
                                             Name:      Karen E. Herbert
                                             Title:     Assistant Secretary

                           Amendment to Schedule A

              Directors and Executive Officers of Group Members

The list of directors and executive officers of Cooper Industries, Inc. attached to the Company's Schedule 13D is amended to reflect the following changes:

      Name, Business Address                   Present Principal
        and Citizenship                          Occupation
      ----------------------                   -----------------
Additions

      Linda A. Hill*                        Professor
      Morgan Hall 333, Soldiers Field       Harvard Business School
      Boston, Massachusetts 02163

      William D. Brewer                     Vice President, Manufacturing
                                            Services

      Terry A. Klebe                        Vice President and Controller

Changes in Principal Occupation

      Robert Cizik*                         Chairman of the Board

      H. John Riley, Jr.*                   President and Chief Executive
                                            Officer

      A. Thomas Young*                      Previously Executive Vice
      12921 Eastworthy Road                 President
      Potomac, Maryland 20878               Lockheed Martin Corporation


      D. Bradley McWilliams                 Senior Vice President, Finance

      Diane K. Schumacher                   Senior Vice President, General
                                            Counsel and Secretary



In addition, the following persons are deleted as executive officers of Cooper Industries, Inc.: Dewain K. Cross, Michael J. Sebastian, Nishan Teshoian, Thomas W. Campbell, Jams A. Chokey, Donald R. Sheley and Joseph D. Chamberlain.

The list of directors and executive officers of Coopind Inc. and CS Holdings International Inc. attached to the Company's Schedule 13D are amended to reflect the following additions:


         Name                                              Title
         ----                                              -----
Coopind Inc.

      Susan K. Beesley                               Director
      Executive Vice President
      PNC Bank Delaware
      300 Delaware Avenue, Suite 327
      Wilmington, Delaware 19801

      Norman J. Shuman                               Director and Vice President
      President
      Belfint, Lyons & Shuman
      200 West Ninth Street Plaza
      P.O. Box 2105
      Wilmington, Delaware 19899

CS Holdings International Inc.

      Trident Directors (Cayman) Ltd.                Alternate Director
      (a nominee company)
      One Capital Place
      P.O. Box 847
      Grand Cayman
      Cayman Islands, B.W.I.




The business address and principal occupation of the above persons appears directly below their respective names. Each of such persons is a citizen of the United States, except Trident Directors (Cayman) Ltd. is a corporation incorporated under the laws of the Cayman Islands.

                              INDEX TO EXHIBITS


Exhibit 99.5     --    Registration Statement on Form S-3 of Cooper Industries,
                       Inc. filed with the Securities and Exchange Commission on October 17, 1995. (Incorporated by reference to Registration Statement on Form S-3 of Cooper Industries,
                       Inc. filed with the Securities and Exchange Commission on October 17, 1995.)

Exhibit 99.6     --    Press Release of Cooper Industries, Inc., dated October
                       17, 1995.

Exhibit 99.7     --    Form of Indenture as supplemented by the First
                       Supplemental Indenture, between Cooper Industries, Inc.
                       and Texas Commerce Bank National Association, as
                       Trustee, filed as Exhibits 4.1 and 4.2, respectively, to the Cooper S-3 and incorporated herein by reference.